UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated December 23, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	December 23, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Extraordinary General Meeting of the Company held on December 22, 2016

December 22, 2016, Mumbai: This is to inform you that an Extraordinary General Meeting (EGM) of the Company was held on December 22, 2016 at 3:00 p.m. at Yashwantrao Chavan Prathishtan Auditorium, Mumbai.

Reproduced below please find the following disclosures:

i.	Summary of proceedings of the EGM, as required under Regulation 30, Part A of Schedule III of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI LODR Regulations) (Annexure A).

ii.	Voting results in respect of the business conducted at the EGM, as required under Regulation 44(3) of the SEBI LODR Regulations (Annexure B) along with the Scrutinizer’s Report pursuant to Section 108 of the Companies Act, 2013 and the rules framed thereunder (Annexure C) respectively. The same is also uploaded on the Company’s website at www.tatamotors.com and on the Central Depository services of India Ltd.

The above is for the information of the investors and for your records.

TATA
Annexure A
Summary of proceedings of the Extraordinary General Meeting
An Extraordinary General Meeting (EGM) of the Members of Tata Motors Limited (the Company) was held on Thursday, December 22, 2016 at 3:00 p.m. at Yashwantrao Chavan Prathishtan Auditorium, Y. B. Chavan Centre, General Jagannath Bhosale marg, next to Sachivalaya Gymkhana, Mumbai – 400 021.
Based on the authorization of the Board, Mr Subodh Bhargava, Independent Director chaired the EGM. The requisite quorum being present, the Chairman called the meeting to order. All the Directors except for Mr Nusli N Wadia attended the EGM. In his opening remarks, the Chairman informed that the EGM of the Company had been called on the requisition and Special Notice dated November 10, 2016 issued by Tata Sons Limited, Promoter of the Company holding 26.51% of the Company’s voting capital pursuant to Section 100(2)(a) of the Companies Act, 2013 (‘the Act’) and other applicable provisions of the Act for the removal of Mr Cyrus P Mistry and Mr Nusli N Wadia in accordance with the procedure laid down under Section 169 read together with Section115 of the Act by way of two separate ordinary resolutions. The Company had sent a copy of the representations received from Mr Mistry dated December 5, 2016 and Mr Wadia dated December 13, 2016 to the shareholders well in time.
The Chairman further stated that Mr Mistry had resigned on December 19, 2016 and various formalities pertaining thereto had been completed on the same day. The Resolution at item No.1 of the Notice pertaining to removal of Mr Mistry had become infructuous and was dropped and only the Resolution at item No.2 of the Notice pertaining to the removal of Mr Wadia would be taken up for consideration at the EGM.
As Mr Wadia was not present and as per his request, his letter dated December 21, 2016 addressed to the shareholders was read out by the Company Secretary. On an invitation by the Chairman, Mr Ishaat Hussain representing the requisitionist, Tata Sons Limited spoke at the meeting clarifying certain issues raised by Mr Wadia.
The Chairman informed the Members that the facility of remote e-voting was made available to the Members during the period December 18, 2016 to December 21, 2016 and that the facility for electronic ballot had been provided at the EGM venue. The Chairman then informed that Mr P N Parikh of M/s Parikh & Associates, Practicing Company Secretaries (Membership No. FCS327) was appointed as the Scrutinizer to conduct the remote e-voting and electronic ballot at the EGM in a fair and transparent manner. The procedure for Electronic voting at the meeting venue was explained by the Company Secretary. The Chairman informed that the Members who were present at the EGM but had not cast their votes by remote e-voting may now cast their vote at the Meeting.
The Chairman then invited the Members to speak at the Meeting on the said item of business proposed to be transacted. The Members spoke and relevant queries from the Members were replied to by the Chairman.
The Chairman thanked the Members for attending and participating in the Meeting and requested the Members to continue voting. Seeking their leave, the Chairman authorized the Company Secretary to oversee the voting process, accept the Scrutinizer’s Report alongwith a Director of the Company and announce the results within the prescribed period.
After giving an opportunity to the Members present to cast their vote, the Company Secretary announced the closure of voting. The Scrutinizer’s Report was received on the same date and as set out therein the said resolution was passed with requisite majority.
For,
Tata Motors Limited
H K Sethna
Company Secretary

ANNEXURE – B

TATA MOTORS LIMITED

Date of the EGM	December 22, 2016
Total number of shareholders on record date	560284
No. of shareholders present in the meeting either in present or through proxy:	
Promoters and Promoter Group:	10
Public:	840
No. of Shareholders attended the meeting through Video Conferencing:	
Promoters and Promoter Group:	Not applicable
Public:	Not applicable

REMOVAL OF MR. NUSLI N. WADIA AS A DIRECTOR

Resolution required: (Ordinary/ Special))	Ordinary Resolution
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Resolution No 2

	Promoter/Public	Mode of Voting	Total No. of Shares Held	Total No. of Votes on Shares Held *	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
			[1]	[2]	[3]	[4]=[(3)/(2)] *100	[5]	[6]	[7]=[(5)/(3)] *100	[8]=[(6)/(3)] *100
		E-Voting	953145830	952703330	867097899	91.01	866735638	362261	99.96	0.04
		Poll	953145830	952703330	83637697	8.78	83637697	0	100.00	0.00
		Postal Ballot (if applicable)	953145830	952703330	0	0.00	0	0	0.00	0.00
1	Promoter and Promoter Group	Total	953145830	952703330	950735596	99.79	950373335	362261	99.96	0.04
		E-Voting	1438015079	1053392363	729305834	69.23	365085618	364220216	50.06	49.94
		Poll	1438015079	1053392363	0	0.00	0	0	0.00	0.00
		Postal Ballot (if applicable)	1438015079	1053392363	0	0.00	0	0	0.00	0.00
2	Public - Institutional holders	Total	1438015079	1053392363	729305834	69.23	365085618	364220216	50.06	49.94
		E-Voting	1004519397	931955579	367232256	39.40	140545423	226686833	38.27	61.73
		Poll	1004519397	931955579	7239315	0.78	6833568	405747	94.40	5.60
		Postal Ballot (if applicable)	1004519397	931955579	0	0.00	0	0	0.00	0.00
3	Public-Others	Total	1004519397	931955579	374471571	40.18	147378991	227092580	39.36	60.64
		E-Voting	3395680306	2938051272	1963635989	66.83	1372366679	591269310	69.89	30.11
		Poll	3395680306	2938051272	90877012	3.09	90471265	405747	99.55	0.45
		Postal Ballot (if applicable)	3395680306	2938051272	0	0.00	0	0	0.00	0.00
	Total	**Total**	**3395680306**	**2938051272**	**2054513001**	**69.93**	**1462837944**	**591675057**	**71.20**	**28.80**

** Total number of votes are based on voting rights on Ordinary and 'A' Ordinary Shares held, wherein each Ordinary Share has 1/10th voting right.*

TATA MOTORS LIMITED

PARIKH & ASSOCIATES
COMPANY SECRETARIES
Office :
111, 11th Floor, Sai-Dwar CHS Ltd,
Sab TV Lane, Opp Laxmi Industrial Estate
Off Link Road, Above Shabari Restaurant,
Andheri (W), Mumbai: 400 053
Tel. : 26301232 / 26301233 / 26301240
Email: cs@parikhassociates.com
parikh.associates@rediffmail.com
To,
The Chairman of the Extraordinary General Meeting
Tata Motors Limited
Bombay House, 24 Homi Mody Street,
Mumbai - 400001
Dear Sir,
Sub: Consolidated Scrutinizer’s Report on e-voting conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 and electronic voting at the Extra Ordinary General Meeting of Tata Motors Limited held on Thursday, December 22, 2016 at 3.00 p.m.
I, P. N. Parikh of M/s. Parikh & Associates, Practicing Company Secretaries, had been appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited, pursuant to Section 108 of the Companies Act, 2013 (“the Act”) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended to conduct the remote e-voting process and the electronic voting process at the meeting in respect of the below mentioned resolutions.
The Notice dated November 23, 2016 along with statement setting out material facts under Section 102 of the Act was sent to the Shareholders in respect of the below mentioned resolutions.
The Company had availed the remote e-voting facility offered by Central Depository Services Limited (CDSL) for conducting remote e-voting by the Shareholders of the Company.
The Company had also provided electronic voting facility to the shareholders present at the EGM and who had not cast their vote earlier through remote e-voting facility. The shareholders of the Company holding shares as on the “cut-off” date of December 15, 2016 were entitled to vote on the resolutions as contained in the Notice of the EGM.
The voting period for remote e-voting commenced on Sunday, December18, 2016 at 09:00 a.m. (IST) and ended on Wednesday, December 21, 2016 at 05:00 p.m. (IST) and the CDSL e-voting platform was blocked thereafter.
After the closure of the electronic voting at the EGM, the report on voting done at the meeting was generated in my presence and the same was diligently scrutinized.
The votes cast under remote e-voting facility were thereafter unblocked in the presence of two witnesses who were not in the employment of the Company and after the conclusion of the voting at the EGM, the votes cast thereunder were counted.
PARIKH & ASSOCIATES
MUMBAI
COMPANY SECRETARIES
1

Continuation Sheet
I have scrutinized and reviewed the remote e-voting and votes tendered therein based on the data downloaded from the Central Depository Services Limited (CDSL) e-voting system and electronic voting system at the EGM.
I now submit my consolidated Report as under on the result of the remote e-voting and electronic voting at the EGM in respect of the said Resolutions.
Resolution 1: Ordinary Resolution
“RESOLVED THAT pursuant to the provisions of Section 169 and other applicable provisions of the Companies Act, 2013, and the Rules framed thereunder, Mr. Cyrus P. Mistry (Director Identification Number 00010178) be and is hereby removed from the office of Director of the Company with effect from the date of this meeting.”
The Chairman of the meeting announced that in view of the resignation of Mr. Cyrus Mistry as Director of the Company effective December 19, 2016, the resolution for his removal has become infructuous. Hence, the result for the voting for this item of the agenda has not been provided in the report.
PARIKH & ASSOCIATES
MUMBAI
COMPANY SECRETARIES
2

Continuation Sheet
Resolution 2: Ordinary Resolution
“RESOLVED THAT pursuant to the provisions of Section 169 and other applicable provisions of the Companies Act, 2013, and the Rules framed thereunder, Mr. Nusli N. Wadia (Director Identification Number 00015731) be and is hereby removed from the office of Director of the Company with effect from the date of this meeting.”
(i) Voted in favour of the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
1,517 1,46,28,37,944 71.20
ii) Voted against the resolution:
Number of members voted Number of valid votes cast by them % of total number of valid votes cast
1,037 59,16,75,057 28.80
(iii) Invalid votes:
Number of members voted Number of invalid votes cast by them
11 1,20,243
Shareholders who have split their votes into “Assent” as well as “Dissent”, while their votes are taken as cast, they have been counted only once for the purpose of their presence, which has been mentioned under the head “Assent”.
Thanking you,
Yours faithfully,
P. N. Parikh
Parikh & Associates
Practising Company Secretaries
FCS: 327 CP No.: 1228
111,11th Floor, Sai Dwar CHS Ltd
Sab TV Lane, Opp. Laxmi Indl. Estate,
Off Link Road, Above Shabari Restaurant,
Andheri West, Mumbai - 400053
Place: Mumbai
Dated: December 22, 2016
PARIKH & ASSOCIATES
MUMBAI
COMPANY SECRETARIES
TATA MOTORS LIMITED
DIRECTOR

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.